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                             December 21, 2023

       Yajing Chen
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong, Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 4, 2023
                                                            File No. 001-38205

       Dear Yajing Chen:

              We have reviewed your December 4, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 17,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 22, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

   1. We note your statement that you reviewed public filings, material contracts and director and officer
questionnaires in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied
upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you
 Yajing Chen
Zai Lab Ltd
December 21, 2023
Page 2
      have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                          Sincerely,
FirstName LastNameYajing Chen
                                                          Division of
Corporation Finance
Comapany NameZai Lab Ltd
                                                          Disclosure Review
Program
December 21, 2023 Page 2
cc:       Aslynn Hogue
FirstName LastName